Filed Pursuant to Rule 433
Registration No. 333-267182
January 26, 2024
FREE WRITING PROSPECTUS
(To Prospectus dated August 31, 2022,
Prospectus Supplement dated August 31, 2022 and
Equity Index Underlying Supplement dated August 31, 2022)



HSBC Bank plc
Callable Notes with Contingent Return

Linked to the Russell 2000® Index (the "Reference Asset")

► Semi-annual Contingent Coupon payments at a rate of at least 4.375% (equivalent to at least 8.75% per annum) (to be determined on the Trade Date), payable if the Official Closing Level of the Reference Asset on the applicable Observation Date is greater than or equal to 70.00% of its Initial Value

► Callable semi-annually at our option at the principal amount plus the applicable Contingent Coupon on any Call Payment Date on or after August 22, 2024

► If the Notes are not called and the Reference Asset declines by more than 30.00%, there is full exposure to declines in the Reference Asset, and you will lose all or a portion of your principal amount.

► Term: 3 years, if not called

► All payments on the Notes are subject to the credit risk of HSBC Bank plc

► Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to the risk of exercise of any U.K. Bail-in Power (as described on page FWP-11 of this document) by a relevant U.K. resolution authority. If HSBC Bank plc were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by a relevant U.K. resolution authority, you might not receive all or part of any amounts owed to you under the Notes. See "Consent to U.K. Bail-in Power" and "Risk Factors" in this document and "Risk Factors" in the accompanying Prospectus Supplement for more information

► Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between HSBC Bank plc and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts and agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by any relevant U.K. resolution authority. See "Consent to U.K. Bail-in Power" on page FWP-6 of this document

The Callable Notes with Contingent Return (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-10 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $935.00 and $985.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-10 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00		
Total			

[1] HSBC Bank plc or one of our affiliates may pay varying structuring fees of up to 0.60% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. Neither HSBC Bank plc nor any of its affiliates will pay an underwriting discount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this document.

The Notes:		
Are Not FDIC Insured	Are Not Covered by the UK Financial Services Compensation Scheme	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	3 years, if not called
Reference Asset	The Russell 2000® Index (Ticker: RTY).
Call Feature	The Notes may be called at our option on any Call Payment Date[2] on or after August 19, 2024 and ending on February 22, 2027. In that case, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the Contingent Coupon payable on the corresponding Call Payment Date
Contingent Coupon Rate	At least 4.375% per semi-annual period (equivalent to at least 8.75% per annum) (to be determined on the Trade Date).
Contingent Coupon	**If the Official Closing Level of the Reference Asset is greater than or equal to its Coupon Trigger on a Coupon Observation Date:** we will pay you the Contingent Coupon. **If the Official Closing Level of the Reference Asset is less than its Coupon Trigger on a Coupon Observation Date:** the Contingent Coupon applicable to such Observation Date will not be payable to you on the relevant Coupon Payment Date[2].
Coupon Trigger	70.00% of the Initial Value
Barrier Value	70.00% of the Initial Value
Payment at Maturity per Note	Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Reference Return of the Reference Asset is greater than or equal to -30.00%:** $1,000 + final Contingent Coupon ■ **If the Reference Return of the Reference Asset is less than -30.00%:** $1,000 + ($1,000 × Reference Return of the Reference Asset). If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will lose up to 100% of the Principal Amount at maturity.
Reference Return	With respect to the Reference Asset: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Trade Date	February 16, 2024
Pricing Date	February 16, 2024
Original Issue Date	February 22, 2024
Final Valuation Date [3]	February 17, 2027
Maturity Date [3]	February 22, 2027
CUSIP/ISIN	40442B5S2 / US40442B5S24

[1] As more fully described starting on page FWP-4.

[2] See page FWP-4 for Observation Dates, Coupon Payment Dates, Call Observation Dates, and Call Payment Dates.

[3] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

The Notes

The Notes may be suitable for investors who believe that the value of the Reference Asset will not decrease significantly over the term of the Notes. Unless the Notes are called, so long as the Official Closing Level of the Reference Asset on an Observation Date is greater than or equal to its Coupon Trigger, you will receive the quarterly Contingent Coupon on the applicable Coupon Payment Date.

On any Call Payment Date beginning on August 19, 2024, your Notes will be callable at our option. If the Notes are called, you will receive a payment equal to 100% of the Principal Amount, together with the applicable Contingent Coupon on the corresponding Call Payment Date.

If the Notes are not called and the Final Value of the Reference Asset is greater than or equal to its Coupon Trigger, you will receive a Payment at Maturity equal to 100% of the Principal Amount plus the final Contingent Coupon.

If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will not receive the final Contingent Coupon and you will lose 1% of your principal for every 1% decline of that Reference Asset from its Initial Value. In that case, you will lose up to 100% of the Principal Amount at maturity. Even with any Contingent Coupons paid prior to maturity, your return on the Notes may be negative.



Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been called, whether the Official Closing Level of the Reference Asset on an Observation Date is greater than or equal to its Coupon Trigger, and whether the Final Value of the Reference Asset is greater than or equal to its Barrier Value. If your Notes are not called, you will lose some or all of your Principal Amount at maturity if the Final Value of the Reference Asset is less than its Barrier Value. Even with any Contingent Coupons you received prior to maturity, your return on the Notes may be negative.





Information about the Reference Asset

The Russell 2000® Index ("RTY") is designed to track the performance of the small capitalization segment of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The graph above illustrates the daily performance of the Reference Asset from January 27, 2014 through January 25, 2024. The closing values in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results.

For further information on the Reference Asset, please see "Description of the Reference Asset" beginning on page FWP-17 of this document. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC Bank plc nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC Bank plc
Callable Notes with Contingent Return

This document relates to a single offering of Callable Notes with Contingent Return. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC Bank plc linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC Bank plc
Principal Amount:	$1,000 per Note
Reference Asset:	The Russell 2000® Index (Ticker: RTY).
Trade Date:	February 16, 2024
Pricing Date:	February 16, 2024
Original Issue Date:	February 22, 2024
Final Valuation Date:	February 17, 2027, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be February 22, 2027. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Feature:	The Notes are callable at our option, in whole, but not in part, on each semi-annual Call Payment Date. In order to call the Notes, we or the calculation agent will distribute written notice to The Depository Trust Company of our intent to call the Notes on or prior to the applicable Call Notice Date. We or the calculation agent will have no independent obligation to notify you directly and you should expect to receive such notifications from your broker. If the Notes are called, you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.
Payment at Maturity:	Unless the Notes are called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: **If the Reference Return of the Reference Asset is greater than or equal to -30.00%:** $1,000 + final Contingent Coupon. **If the Reference Return of the Reference Asset is less than -30.00%:** $1,000 + ($1,000 × Reference Return of the Reference Asset). If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you may lose up to 100% of the Principal Amount. Even with any Contingent Coupons, your return on the Notes will be negative in this case.
Reference Return:	With respect to the Reference Asset, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Observation Dates		**Coupon Payment Dates**	
August 19, 2024	*	August 22, 2024	**
February 19, 2025	*	February 24, 2025	**
August 19, 2025	*	August 22, 2025	**
February 18, 2026	*	February 23, 2026	**
August 19, 2026	*	August 24, 2026	**
February 17, 2027		February 22, 2027	
(the Final Valuation Date)		(the Maturity Date)	

Observation Dates and Payment Dates:

*These Observation Dates are also Call Notice Dates
**These Coupon Payment Dates are also Call Payment Dates
Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Call Notice Dates:	The applicable Observation Dates indicated above.

Call Payment Dates:	The applicable Coupon Payment Dates indicated above.
Contingent Coupon:	**If the Official Closing Level of the Reference Asset is greater than or equal to its Coupon Trigger on a Coupon Observation Date,** you will receive the Contingent Coupon of at least $43.75 per $1,000 (to be determined on the Trade Date) in Principal Amount on the applicable Coupon Payment Date. **If the Official Closing Level of the Reference Asset is less than its Coupon Trigger on a Coupon Observation Date,** Contingent Coupon applicable to such Coupon Observation Date will not be payable. *You may not receive any Contingent Coupon Payments over the term of the Notes.*
Contingent Coupon Rate:	At least 4.375% per semi-annual period (equivalent to at least 8.75% per annum) (to be determined on the Trade Date).
Initial Value:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Value:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Coupon Trigger:	70.00% of the Initial Value
Barrier Value:	70.00% of the Initial Value
CUSIP/ISIN:	40442B5S2 / US40442B5S24
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts and agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by a relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended (the "Banking Act"), a relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which a relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (as amended, the "FSMA") threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA).

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of HSBC Bank plc or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes of such shares, securities or obligations); (iii) the cancellation of the Notes and/or (iv) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by a relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders and beneficial owners of the Notes are subject to, and will be varied, if necessary, to give effect to, the exercise of any U.K. Bail-in Power by a relevant U.K. resolution authority.

For more information, please see "Risk Factors — You may lose some or all of your investment if any U.K. Bail-in Power is exercised by a relevant U.K. Resolution Authority" in this document and "Description of Debt Securities — Agreement with Respect to the Exercise of UK Bail-in Power" in the accompanying prospectus and "Risk Factors — Risks Relating to all Note Issuances — Under the terms of your notes, you will agree to be bound by the exercise of any UK bail-in power by the relevant UK resolution authority," "— The notes are the subject of the UK bail-in power, which may result in your notes being written down to zero or converted into other securities, including unlisted equity securities," "—Your rights may be limited in respect of the exercise of the UK bail-in power by the relevant UK resolution authority," "— Other powers contemplated by the Banking Act may affect your rights under, and the value of your investment in, the notes" and "— The circumstances under which the relevant UK resolution authority would exercise its UK bail-in power or other resolution tools under the Banking Act or future legislative or regulatory proposals are uncertain, which may affect the value of your notes" in the accompanying prospectus supplement.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC Bank plc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated August 31, 2022, the prospectus supplement dated August 31, 2022, and the Equity Index Underlying Supplement dated August 31, 2022. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-10 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC Bank plc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/0001140465/000110465922096526/tm2223547d3_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/0001140465/000110465922096478/tm2223547d4_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/1140465/000110465922096461/tm2223384-4_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes may be called at our option, in whole, but not in part, on each Call Payment Date. In order to call the Notes, we or the calculation agent will distribute written notice to The Depository Trust Company of our intent to call the Notes on or prior to the applicable Call Notice Date. We or the calculation agent will have no independent obligation to notify you directly and you should expect to receive such notifications from your broker. If the Notes are called, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

Contingent Coupon

We will pay a semi-annual Contingent Coupon payment on a Coupon Payment Date if the Official Closing Level of the Reference Asset on the applicable Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement. The Contingent Coupon Rate will be at least 8.75% per annum (or at least $43.75 per $1,000 Principal Amount per semi-annual, if payable) (to be determined on the Trade Date).

Payment at Maturity

Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return is greater than or equal to -30.00%:**

$1,000 + final Contingent Coupon

■ **If the Reference Return is less than -30.00%:**

$1,000 + ($1,000 × Reference Return).

If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will not receive the final Contingent Coupon, and will lose up to 100% of the Principal Amount. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

The reference sponsor of the RTY is FTSE Russell.

INVESTOR SUITABILITY AND UK MIFIR TARGET MARKET

The Notes may be suitable for you if:

▸ You are a retail investor outside the EEA or UK, or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page FWP-18 below).

▸ You have a basic knowledge of and/or experience with the risks associated with structured products, and you are willing to accept a medium or even high level of risks.

▸ You believe that the Official Closing Level of the Reference Asset will be at or above its Coupon Trigger on most or all of the Observation Dates, and the Final Value of the Reference Asset will be at or above its Barrier Value.

▸ You seek a semi-annual Contingent Coupon, based on the performance of the Reference Asset, that will be paid at the Contingent Coupon Rate of at least 8.75% per annum (to be determined on the Trade Date) if the Official Closing Level of the Reference Asset is greater than or equal to its Coupon Trigger on the applicable Observation Date.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis if the Notes are not called and the Reference Return is less than -30.00%.

▸ You are willing to lose up to 100% of the Principal Amount.

▸ You are willing to hold Notes which will be callable at our option on any Call Payment Date or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the stocks included in the Reference Asset.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

▸ You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be suitable for you if:

▸ You are a retail investor in the EEA or the UK as described under *"Prohibition of sales to UK retail investors"* and *"Prohibition of sales to EEA retail investors"* on page FWP-18 below.

▸ You do not have a basic knowledge of and/or experience with the risks associated with structured products and/or are unwilling to accept a medium or even high level of risks.

▸ You believe that the Official Closing Level of the Reference Asset will be below its Coupon Trigger on most or all of the Observation Dates, including the Final Valuation Date, and the Final Value of the Reference Asset will be below its Barrier Value.

▸ You believe that the Contingent Coupon, if any, will not provide you with your desired return.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▸ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis if the Notes are not called and the Reference Return is less than -30.00%.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are unable or unwilling to hold Notes that will be callable at our option on any Call Payment Date or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks included in the Reference Asset.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

▸ You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

The amount payable on the Notes is not linked to the values of the Reference Asset at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Level of the Reference Asset on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Reference Asset is greater than or equal to its Coupon Trigger during the term of the Notes other than on an Observation Date but then decreases on an Observation Date to a value that is less than its Coupon Trigger, the Contingent Coupon will not be payable for the relevant semi-annual period. Similarly, if the Notes are not called, even if the value of the Reference Asset is greater than or equal to its Barrier Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Barrier Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual value of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than its value on the Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the applicable Observation Dates.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Level of the Reference Asset on an Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Observation Date. If on each of the Observation Dates, the Official Closing Level of the Reference Asset is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the value of any Underlying.

For each $1,000 Principal Amount, you will receive $1,000 at maturity plus the final Contingent Coupon if the Final Value of the Reference Asset is equal to or greater than its Coupon Trigger, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the stocks included in the Reference Asset during the term of the Notes.

The Notes may be called prior to the Maturity Date.

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 6 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

Higher Contingent Coupon Rates or lower Barrier Values are generally associated with a Reference Asset with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of a Reference Asset. The greater the expected volatility with respect to a Reference Asset on the Trade Date, the higher the expectation as of the Trade Date that the value of the Reference Asset could close below its Coupon Trigger on an Observation Date or its Barrier Value on the Final Valuation Date, indicating a higher expected risk of non-payment of Contingent Coupons or loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value, a lower Coupon Trigger or a higher Contingent Coupon Rate) than for similar securities linked to the performance of a Reference Asset with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of a Reference Asset can change significantly over the term of the Notes. The value of the Reference Asset for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Asset and the potential to lose some or all of your principal at maturity not receive any Contingent Coupons.

Risks Relating to the Reference Asset

Changes that affect the value of the Reference Asset may affect the market value of the Notes and the amount you will receive on the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the stocks included in the Reference Asset, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the value of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Reference Asset and the value of and the return on the Notes.

Small-capitalization risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

General Risk Factors

The Notes are subject to the credit risk of HSBC Bank plc

The Notes are senior unsecured debt obligations of the Issuer, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by a Relevant U.K. Resolution Authority.

Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts and agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by a relevant U.K. resolution authority as set forth under "Consent to U.K. Bail-in Power" in this document. Accordingly, a U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, a relevant U.K. resolution authority may exercise a U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by a relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of a U.K. Bail-in

Power by a relevant U.K. resolution authority with respect to the Notes. See "Consent to U.K. Bail-in Power" in this document, "Description of Debt Securities — Agreement with Respect to the Exercise of UK Bail-in Power" in the accompanying prospectus and "Risk Factors — Risks Relating to all Note Issuances — Under the terms of your notes, you will agree to be bound by the exercise of any UK bail-in power by the relevant UK resolution authority," "— The notes are the subject of the UK bail-in power, which may result in your notes being written down to zero or converted into other securities, including unlisted equity securities," "—Your rights may be limited in respect of the exercise of the UK bail-in power by the relevant UK resolution authority," "— Other powers contemplated by the Banking Act may affect your rights under, and the value of your investment in, the notes" and "— The circumstances under which the relevant UK resolution authority would exercise its UK bail-in power or other resolution tools under the Banking Act or future legislative or regulatory proposals are uncertain, which may affect the value of your notes" in the accompanying prospectus supplement.

The Notes are not insured or guaranteed by any governmental agency of the United States, the United Kingdom or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States, the United Kingdom or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the stocks included in the Reference Asset.

As a holder of the Notes, you will not have any ownership interest in the stocks included in the Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in the Reference Asset.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. Neither we nor HSBC Securities (USA) Inc. are required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which we or HSBC Securities (USA) Inc. are willing to buy the Notes.

Potential conflicts of interest may exist.

We have a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Official Closing Level of the Reference Asset on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of the Reference Asset. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following:

▶ Principal Amount:	$1,000
▶ Hypothetical Initial Value*:	1,000.00
▶ Hypothetical Barrier Value:	700.00 (70.00% of the Hypothetical Initial Value)
▶ Hypothetical Coupon Trigger:	700.00 (70.00% of the Hypothetical Initial Value)
▶ Hypothetical Contingent Coupon Rate:	8.75% per annum, payable semi-annually (4.375% for each semi-annual period in which it is payable). The actual Contingent Coupon Rate will be at least 8.75% per annum and will be determined on the Trade Date.

* The hypothetical Initial Value of $1,000 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of the Reference Asset. The actual Initial Value will be determined on the Pricing Date and set forth in the final pricing supplement to which this free writing prospectus relates.

Summary of the Examples

	Notes Are Called on a Call Payment Date	Notes Are Not Called on Any Call Payment Date	
	Example 1	Example 2	Example 3
Initial Value	1,000.00	1,000.00	1,000.00
Barrier Value	700.00	700.00	700.00
Coupon Trigger	700.00	700.00	700.00
Observation Dates	**Official Closing Level / Percentage Change of the Reference Asset**		
1st Observation Date (corresponding to the 1st Call Payment Date)	1,200.00 / 20.00% Contingent Coupons: 1 x $43.75 = $43.75	740.83 / -25.917% Contingent Coupons: 1 x $43.75 = $43.75	653.33 / -34.667% Contingent Coupons: $0
2nd Observation Date to the 5th Observation Date (corresponding to the 2nd Call Payment Date to 5th Call Payment Date)	N/A	Official Closing Level is at or above the Coupon Trigger Contingent Coupons: 4 x $43.75 = $175.00	Official Closing Level is below the Coupon Trigger Contingent Coupons: $0
Final Valuation Date	N/A	724.50 / -27.55% Contingent Coupon: 1 x $43.75 = $43.75	572.00 / -42.80% Contingent Coupon: $0
Total Contingent Coupons Prior to Maturity or Call	$0.00	$218.75	$0.00
Payment if Notes are Called	$1,000 + $43.75 = $1,043.75	N/A	N/A
Payment at Maturity	N/A	$1,000 + $43.75 = $1,043.75	$1,000 + ($1,000 x -42.80%) = $572.00
Total payments on the Notes	$1,043.75	$1,262.50	$572.00
Return of the Notes	4.375%	26.25%	-42.80%

Example 1—The Notes are called on the first Call Payment Date and the Reference Asset closed at or above its Coupon Trigger.

Initial Value		Official Closing Level
1,000.00		1,200.00 (120.00% of Initial Value)

Payment Upon a Call:	**$1,043.75**

Because the Notes are called and the Official Closing Level of the Reference Asset on the first Call Observation Date is at or above its Coupon Trigger, you will receive $1,043.75 per Note, reflecting the Principal Amount plus the Contingent Coupon. We will have paid you a total of $1,043.75 per Note, resulting in a 4.375% return on the Notes. No extra payment will be made on account of the Reference Asset closing above the Initial Value.

Example 2— The Notes are not called, the Final Value of the Reference Asset is greater than or equal to its Barrier Value, and the Reference Asset closed at or above its Coupon Trigger on all Observation Dates prior to maturity.

Initial Value		Final Value
1,000.00		724.50 (72.45% of Initial Value)

Reference Return:	-27.55%
Payment at Maturity:	**$1,043.75**

Because the Final Value of the Reference Asset is greater than or equal to its Coupon Trigger, you will receive $1,043.75 per Note, reflecting the Principal Amount plus the final Contingent Coupon.

When added to the Contingent Coupon payments of $218.75 received in respect of the first two Observation Dates, we will have paid you a total of $1,262.50 per Note, resulting in a 26.25% return on the Notes.

Example 3—The Notes are not called, the Final Value of the Reference Asset is less than its Barrier Value, and the Reference Asset closed below its Coupon Trigger on all Observation Dates prior to maturity.

Initial Value		Final Value
1,000.00		572.00 (57.20% of Initial Value)

Reference Return:	-42.80%
Payment at Maturity:	**$572.00**

Because the Final Value of the Reference Asset is less than its Barrier Value, you will receive $572.00 per Note, calculated as follows:

Final Settlement Value = $1,000 + ($1,000 x -42.80%) = $572.00

Because there was no Contingent Coupon payable in respect of the Observation Dates prior to maturity, we will pay you a total of $572.00 per Note, resulting in a -42.80% return on the Notes.

If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will be exposed to any decrease in the value of the Reference Asset on a 1:1 basis and could lose up to 100% of your principal at maturity.

DESCRIPTION OF THE REFERENCE ASSET

Description of the RTY

The Russell 2000® Index ("RTY") is designed to track the performance of the small capitalization segment of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing values from January 27, 2014 through January 25, 2024. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus and which, for the avoidance of doubt, excludes the exercise of the UK Bail-in Powers) (as defined in the senior indenture) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the Reference Asset, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC Bank plc or one of our affiliates may pay varying structuring fees of up to 0.60% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. Neither HSBC Bank plc nor any of its affiliates will pay an underwriting discount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the notes to you.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-89 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

Selling Restrictions

Prohibition of sales to UK retail investors. The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom ("UK"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the "EUWA"); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA (the "UK Prospectus Regulation"). Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Prohibition of sales to EEA retail investors. The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the "EU Prospectus Regulation"). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "EU PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling such Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, Notes that have a term of one year or less could be treated as short-term debt instruments for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as Indebtedness — Short-Term Notes" in the accompanying prospectus supplement. Notes that have a term of more than one year could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as Indebtedness — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by

the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Subject to the discussion on "dividend equivalent" payments below and the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement, we expect to treat Contingent Coupons paid to non-U.S. holders as exempt from U.S. federal income tax (including withholding tax). Notwithstanding the preceding sentence, if we or another withholding agent determine withholding is appropriate with respect to any payments on the Notes, we or such other withholding agent may withhold on any such payments at a 30% rate unless such non-U.S. holder submits a properly completed Internal Revenue Service Form W-8 appropriate to their circumstances that reduces or eliminates such withholding. We will not pay additional amounts on account of any withholding tax.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

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HSBC Bank plc

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Callable Notes with Contingent Return Linked to the Russell 2000® Index

January 26, 2024

Free Writing Prospectus